February 11, 2009

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, DC  20549-3628

Re:	FSP 303 East Wacker Drive Corp. Schedule TO-T filed by Moraga Gold, LLC et. al., filed February 3, 2009 File No. 5-84521

Dear Ms. Kim:

I am writing to you on behalf of the above-referenced registrant (the "Company") in response to your letter to Scott Carter dated February 10, 2009.

As we discussed on the telephone this morning, the Company did in fact receive  a request for its shareholder list purportedly pursuant to Rule 14d-5 of the Securities Exchange Act.  After receiving this request, the Company reviewed the Schedule TO-T filed by the bidders making the request.  This Schedule TO-T states that the shares subject to the tender offer constitute 0.77% of the outstanding shares of the Company.  The Company concluded that the bidders had incorrectly stated that the Company has an obligation under Rule 14d-5, as this tender offer is a so-called "mini-tender" offer that is not subject to Regulation 14D because Regulation 14D by its terms applies only to tender offers subject to Section 14(d)(1) of the Securities Exchange Act.  Because the Company has no obligation pursuant to Rule 14d-5, it chose not to respond to the request made by the bidders.  The Company intends to comply fully with its obligations pursuant to Regulation 14E.

Scott Carter and I would be pleased to discuss this further with you at your convenience.

Sincerely,

/s/ Kenneth A. Hoxsie

Kenneth A. Hoxsie

cc:  Scott H. Carter, Esq.